SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO-I/A
(Amendment No. 1)
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SYNTHETECH, INC.
(Name of Subject Company (Issuer))

SYNTHETECH, INC.
(Names of Filing Person (Offeror))

Options Under Synthetech, Inc. Option Plans to Purchase Common Stock,
Par Value $0.001 Per Share
(Title of Class of Securities)

87162e100
(CUSIP Number of Class of Securities)
(Underlying Class)

M. ("Sreeni") Sreenivasan
President and Chief Executive Officer
Synthetech, Inc.
1290 Industrial Way
P.O. Box 646
Albany, OR 97321
(541) 967-6575
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Persons)

Copies to:
David R. Clarke Venture Counsel, P.C. 1230 S.W. First Avenue, Suite 250 Portland, OR 97204-3234 (503) 225-9000	Stephen M. Going Perkins Coie LLP 1211 S.W. Fifth Avenue, Suite 1500 Portland, Oregon 97204-1002 (503) 727-2000

July 9, 2001

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CALCULATION OF FILING FEE

Transaction Valuation* $712,800.00	Amount of Filing Fee $142.56

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 594,000 shares of common stock of Synthetech, Inc. having an exercise price of $2.315, the average of the high and low sales prices for June 12, 2001 as reported on the Nasdaq National Market, will be issued in exchange for currently outstanding options pursuant to this offer. The aggregate value of such options, $712,800.00, was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ X ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$142.56
Form or Registration No.:	Schedule TO-I
Filing Party:	Synthetech, Inc.
Date Filed:	June 15, 2001

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X ] issuer tender-offer subject to Rule 13e-4.

[   ] going private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I filed June 15, 2001 (the "Schedule TO-I") relating to the offer by Synthetech, Inc. (the "Company") to exchange all options held by current employees, officers and directors of the Company that are outstanding under the Company's 1995 Incentive Compensation Plan, as amended, and the Company's 2000 Stock Incentive Plan (together, the "eligible option plans") to purchase shares of the Company's common stock, par value $.001, for replacement options that will be granted under an eligible option plan upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form, copies of which are attached to the Schedule TO-I as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Exchange and the related Election Form is incorporated herein by reference with respect to Items 1-7 of this Schedule TO-1/A, except as noted below.

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ITEMS 1-7.

Items 1-7 of the Schedule TO-I, which incorporates by reference the items contained in the Offer to Exchange, are hereby amended as follows:

(a) Section 4 of the Offer to Exchange ("Withdrawal Rights") is hereby amended by deleting both references to "July 25, 2001" and replacing them with "August 13, 2001."

(b) The Election Form filed as Exhibit (a)(2) to the Schedule TO-I is hereby amended in its entirety by the amended Election Form filed as Exhibit (a)(9) to this Schedule TO-I/A and incorporated herein by reference.

(c) Section 13 of the Offer to Exchange ("Extension of Offer; Termination; Amendment") is hereby amended by deleting the phrase "Pacific Time" in the second sentence of the fourth paragraph of Section 13 and replacing it with the phrase "Eastern Time."

(d) Section 16 of the Offer to Exchange ("Miscellaneous") is hereby amended to delete in its entirety the last sentence in the first paragraph.

ITEM 8. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

(a) Not applicable

(b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Schedule B ("Information Concerning the Directors and Executive Officers of Synthetech, Inc.") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

(a) The information set forth on pages 22 through 37 of the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 2001, a copy of which was delivered to each option holder with the Offer to Exchange, is set forth below.

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
SYNTHETECH, INC.

BALANCE SHEETS
-------------------------

	March 31,	March 31,
	2001	2000
-----------	-----------	-----------
ASSETS
-----------
CURRENT ASSETS:
Cash and cash equivalents	$ 5,389,000	$ 6,404,000
Accounts receivable, less allowance
for doubtful accounts of $15,000 for
both periods	1,171,000	2,433,000
Income tax receivable	924,000	137,000
Inventories	4,513,000	4,112,000
Prepaid expenses	404,000	285,000
Deferred income taxes	146,000	140,000
Other current assets	-	31,000
	---------------	---------------
TOTAL CURRENT ASSETS	12,547,000	13,542,000

PROPERTY, PLANT AND EQUIPMENT, at cost, net	13,448,000	13,375,000

	---------------	---------------
TOTAL ASSETS	$ 25,995,000	$ 26,917,000
	==========	==========
The accompanying notes are an integral part of these financial statements.


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
BALANCE SHEETS
-------------------------
(continued)

	March 31,	March 31,
	2001	2000
-----------------------------------------------------------	-----------	----------
LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------
CURRENT LIABILITIES:
Current portion of long term obligations	$ 46,000	$ 17,000
Accounts payable	781,000	547,000
Accrued compensation	118,000	109,000
Deferred revenue	17,000	544,000
Other accrued liabilities	11,000	25,000
	--------------	--------------
TOTAL CURRENT LIABILITIES	973,000	1,242,000

DEFERRED INCOME TAXES	655,000	482,000

LONG TERM OBLIGATIONS, net of current portion	117,000	135,000

SHAREHOLDERS' EQUITY:
Common stock, $.001 par value; authorized
100,000,000 shares; issued and outstanding,
14,280,000 and 14,277,000 shares	14,000	14,000
Paid-in capital	8,858,000	8,793,000
Deferred compensation	(72,000)	(40,000)
Retained earnings	15,450,000	16,291,000
	--------------	--------------
TOTAL SHAREHOLDERS' EQUITY	24,250,000	25,058,000
	--------------	--------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 25,995,000	$ 26,917,000
	=========	=========

The accompanying notes are an integral part of these financial statements.


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
SYNTHETECH, INC.

STATEMENTS OF OPERATIONS
--------------------------------------------

For The Year Ended March 31,	2001	2000	1999
--------------------------------	----------	----------	----------

REVENUES	$ 7,359,000	$ 12,132,000	$ 23,133,000
COST OF REVENUES	7,288,000	7,936,000	12,983,000
	--------------	--------------	--------------
GROSS PROFIT	71,000	4,196,000	10,150,000
	--------------	--------------	--------------
Research and development	458,000	436,000	338,000
Selling, general and administrative	1,364,000	1,216,000	1,471,000
	--------------	--------------	--------------
OPERATING EXPENSE	1,822,000	1,652,000	1,809,000
	--------------	--------------	--------------
OPERATING INCOME (LOSS)	(1,751,000)	2,544,000	8,341,000

OTHER INCOME, net	408,000	361,000	215,000
INTEREST EXPENSE	(13,000)	(14,000)	(17,000)
	--------------	--------------	--------------
INCOME (LOSS) BEFORE INCOME TAXES	(1,356,000)	2,891,000	8,539,000

PROVISION (BENEFIT) FOR INCOME TAXES	(515,000)	949,000	3,121,000
	--------------	--------------	--------------
NET INCOME (LOSS)	$ (841,000)	$ 1,942,000	$ 5,418,000
	=========	=========	=========

BASIC EARNINGS (LOSS) PER SHARE	$ (0.06)	$ 0.14	$ 0.38
	======	=====	=====

DILUTED EARNINGS (LOSS) PER SHARE	$ (0.06)	$ 0.14	$ 0.38
	======	=====	=====
The accompanying notes are an integral part of these financial statements.


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
SYNTHETECH, INC.

STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------

				DEFERRED
	COMMON STOCK		PAID-IN	COMPENSA-	RETAINED
	SHARES	AMOUNT	CAPITAL	TION	EARNINGS	TOTAL
BALANCE, March 31, 1998	14,143,000	$ 14,000	$ 8,467,000	$ (106,000)	$ 8,931,000	$ 17,306,000
Net income	-	-	-	-	5,418,000	5,418,000
Issuance of stock for the exercise of
stock options	109,000	-	36,000	-	-	36,000
Issuance of below-market stock options	-	-	90,000	(90,000)	-	-
Amortization of deferred compensation	-	-	-	120,000	-	120,000
Income tax benefit of disqualifying dispositions	-	-	83,000	-	-	83,000
Income tax benefit of non-qualified option
exercises	-	-	64,000	-	-	64,000
	----------------	----------------	-----------------	------------------	-------------------	-----------------
BALANCE, March 31, 1999	14,252,000	14,000	8,740,000	(76,000)	14,349,000	23,027,000
Net income	-	-	-	-	1,942,000	1,942,000
Issuance of stock for the exercise of
stock options	25,000	-	15,000	-	-	15,000
Issuance of below-market stock options	-	-	10,000	(10,000)	-	-
Amortization of deferred compensation	-	-	-	46,000	-	46,000
Income tax benefit of disqualifying dispositions	-	-	7,000	-	-	7,000
Income tax benefit of non-qualified option
exercises	-	-	21,000	-	-	21,000
	----------------	----------------	------------------	------------------	------------------	-----------------
BALANCE, March 31, 2000	14,277,000	14,000	8,793,000	(40,000)	16,291,000	25,058,000
Net loss	-	-	-	-	(841,000)	(841,000)
Issuance of stock for the exercise of
stock options	3,000	-	1,000	-	-	1,000
Issuance of below-market stock options	-	-	61,000	(61,000)	-	-
Amortization of deferred compensation	-	-	-	29,000	-	29,000
Income tax benefit of non-qualified option
exercises	-	-	3,000	-	-	3,000
	----------------	----------------	-----------------	-----------------	-----------------	----------------
BALANCE, March 31, 2001	14,280,000	$ 14,000	$ 8,858,000	$ (72,000)	$ 15,450,000	$ 24,250,000
	========	=========	=========	==========	===========	==========
The accompanying notes are an integral part of these financial statements.


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
SYNTHETECH, INC.

STATEMENTS OF CASH FLOWS
---------------------------------------------
--------------------------------------
For The Year Ended March 31,	2001	2000	1999
--------------------------------------	----------	----------	----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ (841,000)	$ 1,942,000	$ 5,418,000
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation, amortization and other	2,463,000	1,936,000	1,351,000
Loss on equipment impairment	34,000	-	-
Amortization of deferred compensation	29,000	46,000	120,000
Income tax benefits from non-qualified stock option exercises
and disqualifying dispositions	3,000	28,000	147,000
(Benefit) provision for deferred income taxes	167,000	(21,000)	224,000
(Increase) decrease in assets:
Accounts receivable, net	1,262,000	981,000	(1,944,000)
Inventories	(401,000)	(753,000)	(175,000)
Prepaid expenses	(119,000)	(1,000)	(88,000)
Income tax receivable	(787,000)	(137,000)	-
Other current assets	31,000	(26,000)	19,000
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	229,000	(1,815,000)	1,074,000
Deferred revenue	(527,000)	500,000	(203,000)
	--------------	--------------	--------------
Net cash provided by operating activities	1,543,000	2,680,000	5,943,000
	--------------	--------------	--------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment purchases, net	(2,539,000)	(3,746,000)	(3,472,000)
	--------------	--------------	--------------
Net cash used by investing activities	(2,539,000)	(3,746,000)	(3,472,000)
	--------------	--------------	--------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under long-term debt obligations	(20,000)	(15,000)	(13,000)
Proceeds from stock option exercises	1,000	15,000	36,000
	--------------	--------------	--------------
Net cash provided by financing activities	(19,000)	-	23,000
	--------------	--------------	--------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,015,000)	(1,066,000)	2,494,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,404,000	7,470,000	4,976,000
	--------------	--------------	--------------
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,389,000	$ 6,404,000	$ 7,470,000
	========	========	========
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of stock options at below fair value	$ 61,000	$ 10,000	$ 90,000
Mature shares exchanged for the exercise of stock options	-	$ 94,000	$ 401,000
Equipment purchased with capital lease	$ 31,000	-	-

The accompanying notes are an integral part of these financial statements.



SYNTHETECH, INC.

NOTES TO FINANCIAL STATEMENTS
NOTE A.	GENERAL AND BUSINESS

Synthetech, Inc., an Oregon corporation, specializes in developing and producing Peptide Building Blocks (PBBs), which are chemically modified forms of natural amino acids and synthetic non-natural amino acids (Specialty Amino Acids) using a combination of organic chemistry and biocatalysis. The Company's PBBs are used predominately by pharmaceutical companies to make a wide range of peptide-based drugs under development and on the market for the treatment of AIDS, cancer, cardiovascular and other diseases. The Company has established a worldwide reputation in a unique product and technology area as a leading supplier for all phases of the drug development cycle from discovery through market launch.

NOTE B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include demand cash and all investments purchased with a maturity at acquisition of three months or less.

Inventories: Inventories are stated at the lower of cost or market, determined on the first-in, first-out (FIFO) basis. Cost utilized for inventory purposes include labor, material, and manufacturing overhead.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over seven to forty years for buildings and land improvements, and five to seven years on all other property. When property is sold or retired, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in income.

Revenue Recognition: Sales of products are recognized when products are delivered and title and risk of loss have been passed to the customer. The Company has not experienced any significant history of sales returns and thus, no reserve for sales returns has been provided.

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NOTE B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. At March 31, 2001, two customers had accounts receivable balances of 37% and 15% of total accounts receivable. At March 31, 2000, two customers had accounts receivable balances of 68% and 15% of total accounts receivable.

Research and Development Costs: Research and development costs are generally expensed as incurred.

Earnings Per Share: Basic earnings per share (EPS) are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period, calculated using the treasury stock method as defined in SFAS No. 128. The following is a reconciliation of the shares used to calculate basic earnings per share and diluted earnings per share:


	2001	2000	1999
Weighted average shares outstanding for
basic EPS	14,277,767	14,256,761	14,200,399

Dilutive effect of common stock options issuable under treasury stock method	-	37,938	57,708

Weighted average common and common equivalent shares outstanding for diluted EPS	14,277,767	14,294,699	14,258,107
	========	========	========

The following common stock equivalents were excluded from the earnings per share computation because their effect would have been anti-dilutive:

	2001	2000	1999
Common stock options outstanding	748,600	514,300	523,800




NOTE B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Supplemental cash flow disclosures are as follows:

  Cash Paid During The Year For:


	2001	2000	1999
Income Taxes, net of refunds	$ 101,000	$1,640,000	$2,702,000
Interest	$ 13,000	$ 14,000	$ 17,000



Segment Reporting: The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" for the year ended March 31, 1999. Based upon definitions contained within SFAS No. 131, the Company has determined that it operates in one segment.

New Accounting Pronouncement: In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 137"). SFAS 137 is an amendment to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 137 establishes accounting and reporting standards for all derivative instruments. SFAS 137 is effective for fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, which amended certain guidance within SFAS 137. The Company does not currently have any derivative instruments and, accordingly, does not expect the adoption of these standards in fiscal 2002 to have an impact on its financial position or results of operations.

Reclassification: Certain reclassifications were made to prior year amounts to conform with the current year presentation.

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NOTE C.	INVENTORIES

The major components of inventories are as follows:


	March 31,
	2001	2000
Finished products	$ 2,140,000	$ 1,666,000
Work-in-process	1,255,000	943,000
Raw materials	1,118,000	1,503,000
	$ 4,513,000	$ 4,112,000



NOTE D.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:


	March 31,
	2001	2000
Land	$ 91,000	$ 91,000
Buildings	5,442,000	5,139,000
Machinery and equipment	12,716,000	10,767,000
Laboratory equipment	518,000	469,000
Furniture and fixtures	334,000	290,000
Vehicles	125,000	132,000
Construction in progress	2,063,000	1,887,000
	21,289,000	18,775,000
Less:
Accumulated depreciation	7,841,000	5,400,000
	$ 13,448,000	$ 13,375,000



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NOTE E.	INCOME TAXES

The Company accounts for income taxes under the asset and liability method as defined by the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Under this method, deferred income taxes are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and tax balances of existing assets and liabilities. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled.

The provision (benefit) for income taxes in fiscal 2001, fiscal 2000 and fiscal 1999 included a deferred tax (benefit) provision of $167,000, ($21,000), and $224,000, respectively.

Total deferred tax assets and liabilities at March 31, 2001 were $146,000 and $655,000, respectively. Total deferred tax assets and liabilities at March 31, 2000, were $140,000 and $482,000, respectively. Individually significant differences included book/tax depreciation differences which were recorded as a deferred tax liability of $655,000 and $482,000 at March 31, 2001 and March 31, 2000, respectively.

The reconciliation between the effective tax rate and the statutory federal income tax rate is as follows:


	2001	2000	1999
Statutory federal tax rate	34.0%	34.0%	34.0%
State taxes	4.4	4.4	4.4
Foreign sales corporation benefit	-	(5.7)	(0.6)
Other	(0.4)	0.1	(1.3)
Effective tax rate	38.0%	32.8%	36.5%
	=====	=====	=====



NOTE F.	LINE OF CREDIT

The Company has a line of credit available with a bank in the amount of $1 million with an applicable interest rate equal to the bank's prime lending rate, which was 8.0% at March 31, 2001. There were no amounts outstanding under this loan during 2001 or at the end of the fiscal year. This line of credit is renewable on September 1, 2001.

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NOTE G.	LONG TERM OBLIGATIONS

In 1997, the Company entered into a note payable with the City of Albany for payment of wastewater system development charges assessed in connection with the Company's plant expansion. The note bears interest of 9.0% and is due in monthly installments of $2,459 through February 2007. The note is secured by the Company's property, plant and equipment. The remaining balance of the note payable was $135,000 and $152,000 as of March 31, 2001 and 2000, respectively.

In 2001, the Company purchased equipment of $31,000 with a capital lease. At March 31, 2001, the remaining lease obligation was $28,000. Subsequent to March 31, 2001, the Company paid off the lease obligation in its entirety.

NOTE H.	SHAREHOLDERS' EQUITY

In July 1998, the Company adopted a Shareholder Rights Plan (the "Rights Plan"). Under the Rights Plan, the Company declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock outstanding at the close of business on August 4, 1998. The Rights are attached to, and automatically trade with, the outstanding shares of the Company's common stock. Under certain conditions, each right may be exercised to purchase one share of common stock at a purchase price of $30 per share, subject to adjustment. In the event that a person or group acquires 15% or more of the Company's common stock, each Right will entitle all other shareholders to purchase from the Company common stock having a market value equal to two times the exercise price of the Right. In addition, if the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each shareholder with unexercised Rights will be entitled to purchase common stock of the acquirer with a value of twice the exercise price of the Rights. The Company is entitled to redeem the Rights at $.0001 per Right at any time prior to the earlier of the expiration of the Rights in July 2008 or the time that a person or group has acquired a 15% position. The Rights do not have voting or distribution rights.

Under the Amended and Restated 1990 Stock Option Plan 1,600,000 shares were authorized for issuance. A total of 1,491,160 options were granted under this plan. A total of 1,436,050 options have been exercised and 55,110 options have been cancelled as of March 31, 2001 under the plan since its inception. The options granted under this plan vest over a two year period from the beginning of the fiscal year in which the options are granted and a maximum term of 5 years.

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NOTE H.	SHAREHOLDERS' EQUITY (CONTINUED)

The 1995 Incentive Compensation Plan authorized 750,000 shares of the Company's stock to be issued plus 152,000 shares carried over from the 1990 plan. This plan is the successor to the Amended and Restated 1990 Stock Option Plan. No further grants will be made under the 1990 plan. A total of 1,111,900 options have been granted under this plan. A total of 23,500 options have been exercised and 410,300 options have been cancelled as of March 31, 2001 under the plan since its inception. The options granted under this plan generally vest 50% after 1 year and 100% after 2 years from the beginning of the fiscal year in which the options are granted. However, to a lesser extent, some options vest from 50% after one year of employment and 100% after 2 years of employment, and some options vest in less than a year and others up to five years. Options granted under this plan have a maximum term of 10 years. The 1995 Incentive Compensation Plan was amended in November 1996 to permit granting of non-qualified options to directors who are not employees of the Company.

 The 2000 Stock Incentive Plan authorized 500,000 shares of the Company's stock to be issued plus an aggregate maximum of 893,450 from prior plans. This plan is the successor to the Amended and Restated 1995 Incentive Compensation Plan. No further grants will be made under the 1995 plan. A total of 80,500 options have been granted under the 2000 plan. No options have been exercised and 10,000 options have been cancelled as of March 31, 2001 under the 2000 plan since its inception. The options granted under this plan generally vest 25% each year and are 100% vested after 4 years from the beginning of the fiscal year in which the options are granted. However, to a lesser extent, some options vest from 25% after each year of employment and 100% after 4 years of employment, some vest over two years, and some options vest over five years. Options granted under this plan have a maximum term of 10 years.

During 1995, the Financial Accounting Standards Board issued SFAS 123 which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed in APB 25. Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in the Statement had been applied.

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NOTE H.	SHAREHOLDERS' EQUITY (CONTINUED)

The Company has elected to account for its stock-based compensation plan under APB 25. However, the Company has computed, for pro forma disclosure purposes, the value of all options granted during fiscal 2001, fiscal 2000 and fiscal 1999 using the Black-Scholes option-pricing model as prescribed by SFAS 123, using the following weighted average assumptions for grants in fiscal 2001, fiscal 2000 and fiscal 1999:


Fiscal Year	2001	2000	1999
Risk-free interest rate	5.57%	5.50%	5.50%
Expected dividend yield	0%	0%	0%
Expected life	4.83years	3.84 years	3.81 years
Expected volatility	54%	55%	55%



The total value of options granted during fiscal 2001, fiscal 2000 and fiscal 1999 would be amortized on a pro forma basis over the vesting period of the options. If the Company had accounted for these options in accordance with SFAS 123, the Company's net income (loss) and earnings (loss) per share would have decreased or increased as reflected in the following pro forma amounts:


	Year ended March 31,
	2001	2000	1999
Net income (loss):
As reported	$ (841,000)	$ 1,942,000	$ 5,418,000
Pro forma	$(1,159,000)	$ 1,453,000	$ 4,761,000
Basic earnings (loss) per share:
As reported	$(0.06)	$0.14	$0.38
Pro forma	$(0.08)	$0.10	$0.33
Diluted earnings (loss) per share:
As reported	$(0.06)	$0.14	$0.38
Pro forma	$(0.08)	$0.10	$0.33



Using the Black-Scholes methodology, the total value of options granted during fiscal 2001, fiscal 2000 and fiscal 1999 was $374,000, $299,000, and $743,000, respectively, which would be amortized on a pro forma basis over the vesting period of the options. The weighted average fair value of options granted during fiscal 2001, fiscal 2000 and fiscal 1999 was $1.76, $2.18, and $3.05, respectively.


NOTE H.	SHAREHOLDERS' EQUITY (CONTINUED)

Activity under the Amended and Restated 1990 Stock Option Plan, 1995 Incentive Compensation Plan and 2000 Stock Incentive Plan over the last three fiscal years is summarized as follows:

Year ended March 31,
	2001		2000		1999
		Wtd. Avg.		Wtd. Avg.		Wtd. Avg.
	Shares	Ex. Price	Shares	Ex. Price	Shares	Ex. Price
Options outstanding at beginning of year	732,800	$6.15	659,513	$6.26	749,400	$5.85
Granted	209,400	$2.84	137,000	$4.32	244,000	$5.64
Exercised	(3,000)	$0.51	(41,713)	$2.60	(173,887)	$2.52
Cancelled	(190,600)	$5.80	(22,000)	$5.03	(160,000)	$7.45
Options outstanding at end of year	748,600	$6.02	732,800	$6.15	659,513	$6.26
	======	====	======	====	=======	====
Exercisable at end of year	498,050	$6.31	488,300	$6.67	346,113	$6.40

Weighted average fair value of options
granted at market value		$1.69		$2.13		$2.84
		=====		=====		=====
Weighted average fair value of options
granted at below market value		$2.17		$3.18		$5.45
		=====		=====		=====



NOTE H.	SHAREHOLDERS' EQUITY (CONTINUED)

The following table sets forth the exercise price range, number of shares outstanding at March 31, 2001, weighted average remaining contractual life, weighted average exercise price, number of exercisable shares and weighted average exercise price of exercisable options by groups of similar price and grant date:

	Options Outstanding			Options Exercisable
		Wtd. Avg.
Exercise	Outstanding	Remaining
Price	Shares	Contractual	Wtd. Avg.	Exercisable	Wtd. Avg.
Range	at 3/31/01	Life (Years)	Exercise Price	Options	Exercise Price
$0.30-$1.08	55,500	9.19	$0.64	16,500	$0.93
$1.72-$1.81	50,000	5.58	$1.81	50,000	$1.81
$2.22-$4.56	249,200	8.80	$3.88	49,650	$4.50
$6.25-$8.50	393,900	6.08	$7.36	381,900	$7.36




NOTE I.	401(k) PROFIT SHARING PLAN

The Company established a 401(k) Profit Sharing Plan on April 1, 1992. This plan is offered to eligible employees, who may elect to contribute up to 15% of compensation and includes a Company matching contribution. The Company's matching contribution is $.50, $.75 and $1.00 for each $1.00 contributed up to 10% of compensation corresponding to length of service with the Company. The Company contribution becomes fully vested for each employee after 5 years of employment. The Company matching contribution for fiscal years 2001, 2000 and 1999 was $91,000, $73,000, and $77,000, respectively.

NOTE J.	SEGMENT INFORMATION

Long lived assets, other than in the United States, are not material.

Significant Customers: During fiscal year 2001, two customers accounted for approximately 32% and 12% of revenues. During fiscal year 2000, three customers accounted for approximately 29%, 19% and 14% of revenues. During fiscal year 1999, two customers accounted for 44% and 20% of revenues.

The following table reflects sales and percent of total sales by geographic area for the year ended March 31,


	2001		2000		1999
United States	$ 5,697,000	77.5%	$ 5,738,000	47.3%	$16,680,000	72.1%
Europe	1,531,000	20.8	4,807,000	39.6	5,688,000	24.6
Mexico	-	-	1,522,000	12.6	552,000	2.4
Japan	126,000	1.7	53,000	0.5	198,000	0.9
Other	5,000	-	12,000	-	15,000	-
Total	$ 7,359,000 ========	100% ====	$ 12,132,000 =========	100% ====	$ 23,133,000 =========	100% ====



Supplementary Financial Data

The financial statements and notes thereto required by this item begin on page 20 of this document. Unaudited quarterly financial data for each of the eight quarters in the two-year period ended March 31, 2001 is as follows:

	Year Ended March 31, 2001
	First	Second	Third	Fourth
(in thousands, except per share data)	Quarter (1)	Quarter	Quarter	Quarter

Revenue	$2,698	$1,082	$1,413	$2,166
Gross profit (loss)	961	(410)	(344)	(136)
Operating income (loss)	475	(863)	(741)	(622)
Net income (loss)	354	(465)	(397)	(333)
Basic and diluted earnings (loss) per share	$0.02	($0.03)	($0.03)	($0.02)

	Year Ended March 31, 2000
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenue	$4,636	$3,370	$1,503	$2,623
Gross profit	2,007	1,365	135	689
Operating income (loss)	1,537	955	(243)	295
Net income (loss)	1,005	645	(92)	384
Basic and diluted earnings (loss) per share	$0.07	$0.05	($0.01)	$0.03


(1) Restated to reflect the reversal of a $73,000 equipment write down incorrectly reported in the first quarter of fiscal 2001.


(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT
NUMBER DESCRIPTION

(a)(1)* Offer to Exchange dated June 15, 2001.

(a)(2)* Form of Election Concerning Exchange of Stock Options.

(a)(3)* Form of Letter to Synthetech, Inc. Employees.

(a)(4)* Form of Letter to Tendering Option Holders.

(a)(5)* Form of Letter to Rejected Tendering Option Holders.

(a)(6)** Synthetech Annual Report on Form 10-K for the year ended March 31, 2001, filed with the Securities and Exchange Commission and incorporated herein by reference

(a)(7)* Press Release dated June 15, 2001 announcing Offer to Exchange Options

(a)(8) Form of Letter to Synthetech Employees dated July 9, 2001

(a)(9) Amended Form of Election Concerning Exchange of Stock Options

(a)(10) Form of Letter to Option Holders Concerning Results of Offer to Exchange

(b) Not applicable.

(d)(1)* Synthetech, Inc. 1995 Incentive Compensation Plan, as amended.

(d)(2)* Synthetech, Inc. 2000 Stock Incentive Plan.

(g) Not applicable.

(h) Not applicable.

____________________

*Previously filed as an exhibit to Synthetech's Schedule TO-I dated June 15, 2001

**Incorporated by reference to previously filed documents


SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2001

SYNTHETECH, INC.

By: /s/ M. "Sreeni" Sreenivasan
M. ("Sreeni") Sreenivasan
President and Chief Executive Officer


EXHIBIT INDEX

EXHIBIT
NUMBER DESCRIPTION

(a)(1)* Offer to Exchange dated June 15, 2001.

(a)(2)* Form of Election Concerning Exchange of Stock Options.

(a)(3)* Form of Letter to Synthetech, Inc. Employees.

(a)(4)* Form of Letter to Tendering Option Holders.

(a)(5)* Form of Letter to Rejected Tendering Option Holders.

(a)(6)** Synthetech Annual Report on Form 10-K for the year ended March 31, 2001, filed with the Securities and Exchange Commission and incorporated herein by reference

(a)(7)* Press Release dated June 15, 2001 announcing Offer to Exchange Options

(a)(8) Form of Letter to Synthetech Employees dated July 9, 2001

(a)(9) Amended Form of Election Concerning Exchange of Stock Options

(a)(10) Form of Letter to Option Holders Concerning Results of Offer to Exchange

(b) Not applicable.

(d)(1)* Synthetech, Inc. 1995 Incentive Compensation Plan, as amended.

(d)(2)* Synthetech, Inc. 2000 Stock Incentive Plan.

(g) Not applicable.

(h) Not applicable.

____________________

*Previously filed as an exhibit to Synthetech's Schedule TO-I dated June 15, 2001

**Incorporated by reference to previously filed documents